Certificate of Amendment Loi canadienne sur les sociétés par actionsCanada Business Corporations Act Certificat de modification TRANSCANADA PIPELINES LIMITED 370712-1 Corporate name / Dénomination sociale Corporation number / Numéro de société Hantz Prosper Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Director / Directeur 2024-10-01 I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes. EXHIBIT 99.1

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
TRANSCANADA PIPELINES LIMITED

2 Corporation number
Numéro de la société
370712-1

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Christine R. Johnston

Christine R. Johnston
403-920-2467

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada
IC 3069 (2008/04)

SCHEDULE TO FORM 4 ARTICLES OF AMENDMENT OF TRANSCANADA PIPELINES LIMITED (the “Corporation”) The Articles of the above named corporation are amended as follows: a) pursuant to Section 173(1)(e) of the Canada Business Corporations Act, by creating a class of shares designated as "TCPL Arrangement Common Shares", unlimited in number and having attached thereto the rights, privileges, restrictions and conditions as set forth in Schedule "A" to these Articles of Amendment; b) pursuant to Section 173(1)(e) of the Canada Business Corporations Act, by creating a class of shares designated as "TCPL Special Shares", unlimited in number and having attached thereto the rights, privileges, restrictions and conditions as set forth in Schedule "A" to these Articles of Amendment; and c) pursuant to Section 173(1)(h) of the Canada Business Corporations Act, by changing each issued and outstanding Common Share into one (1) issued and outstanding TCPL Arrangement Common Share and one (1) issued and outstanding TCPL Special Share.

SCHEDULE "A" ARTICLES OF AMENDMENT TRANSCANADA PIPELINES LIMITED (the "Corporation") TCPL ARRANGEMENT COMMON SHARES The TCPL Arrangement Common Shares shall entitle the holders thereof to vote, on the basis of two votes per TCPL Arrangement Common Share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, the Cumulative Redeemable Second Preferred Shares and the TCPL Special Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the TCPL Arrangement Common Shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. TCPL SPECIAL SHARES The TCPL Special Shares shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Definitions 1. For the purposes of this section, the following words and phrases shall have the following meanings: (a) "Dividend Payment Date" means the last day of the Corporation's fiscal year. (b) "Period End Date" has the meaning attributed to such term in paragraph 2 below. (c) "Prime Rate" means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Royal Bank of Canada on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Royal Bank of Canada as its prime rate. (d) "Redemption Amount" has the meaning attributed to such term in paragraph 4 below. (e) "Retraction Date" has the meaning attributed to such term in paragraph 5 below. Dividends 2. The holders of the TCPL Special Shares will be entitled to receive, as and when declared by the Board of Directors of the Corporation and in priority to any payment of dividends on the common shares of the Corporation, fixed, preferential, non-cumulative, cash dividends equal to the Redemption Amount multiplied by the Prime Rate as of the Dividend Payment Date, payable per annum on the Dividend Payment Date. The holders of the TCPL Special Shares shall not be entitled to any dividend other than or in excess of the non-cumulative cash dividends provided for above. If within three months after the expiration of any fiscal year of the Corporation the Board of Directors of the Corporation in its discretion shall not have declared the said fixed preferential dividend or any part thereof on the TCPL Special Shares for such fiscal year then the rights of the holders of the TCPL Special Shares to such dividend or any undeclared part thereof shall be forever extinguished. For any period which is less than a full year with respect to any TCPL Special Share which is issued, redeemed or repurchased during such year, dividends shall be deemed to accrue on a daily basis and shall be equal to the product of A x B x C, where: A = the Redemption Amount; B = the Prime Rate as of the Period End Date; and C = a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period (the "Period End Date")) and of which the denominator is the number of days in such year

(including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof). If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends declared as of such date are not paid in full on all of the TCPL Special Shares then outstanding, such unpaid dividends shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may, in its sole discretion, declare dividends on the TCPL Special Shares to the exclusion of any other class of shares of the Corporation. Liquidation, Dissolution or Winding Up 3. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the TCPL Special Shares will be entitled to receive, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to the holders of common shares of the Corporation or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount in respect of each TCPL Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the TCPL Special Shares of the amount provided above in this paragraph 3, such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Redemption by Corporation 4. The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding TCPL Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (a) an amount for each TCPL Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding common shares in the capital of South Bow Infrastructure Holdings Ltd. as of immediately before such redemption divided by the number of TCPL Special Shares issued and outstanding as of immediately before such redemption; and (b) all declared and unpaid dividends on such TCPL Special Share (collectively, the "Redemption Amount"). Retraction by Holder 5. Subject to applicable law, a holder of TCPL Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the TCPL Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the TCPL Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of TCPL Special Shares to be redeemed and the business day (referred to herein as the "Retraction Date") on which the holder wishes to have the Corporation redeem the TCPL Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such TCPL Special Shares by paying to the holder the Redemption Amount for each TCPL Special Share so redeemed. Cancellation 6. Any TCPL Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof. No Dilution 7. For so long as any TCPL Special Shares are outstanding, the Corporation will not: (a) declare or pay any dividend on the shares of any other class of the Corporation; or (b) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each TCPL Special Share multiplied by the number of TCPL Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be. Voting Rights 8. Subject to applicable law, holders of the TCPL Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting. Specified Amount 9. For the purposes of Section 191(4) of the Income Tax Act (Canada), the amount specified in respect of the redemption, acquisition or cancellation of each TCPL Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (a) effective concurrently with the issuance of such TCPL Special Share; and (b) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such TCPL Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such TCPL Special Share is issued.